UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		2025	2024	Changes over 2024 (%)
Revenue	Amount	69.09	72.69	-5.0%
	Yearly Amount	—	—	—
Operating Profit	Amount	1.83	2.17	-15.7%
	Yearly Amount	—	—	—
Profit before Income Tax	Amount	1.11	1.25	-11.2%
	Yearly Amount	—	—	—
Profit	Amount	0.50	0.95	-47.4%
	Yearly Amount	—	—	—
Profit Attributable to Owners of the Controlling Company	Amount	0.66	1.09	-39.4%
	Yearly Amount	—	—	—

*

The above earnings information is is prepared on a consolidated basis in accordance with K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

POSCO HOLDINGS
2025 Full-year Earnings Release
January 29, 2026

DISCLAIMER
This presentation was prepared to release information to shareholders, investors and the community pertaining to the company’s business outcomes, financial performance and key operations. The financial and business statements provided in the presentation are based on data available at the time of its preparation. Therefore, certain statements may change due to various factors, e.g., audit adjustment and changes in market conditions.
Additionally, this presentation contains forward-looking statements relating to the business, financial performance and outlook of the company and/or the industry in which it operates. The forward-looking statements set forth herein are not historical facts and are solely based on assessments, expectations and forecasts made in the present; therefore, these statements are uncertain and subject to risk. The readers of this presentation shall be aware that the forward-looking statements in this presentation may not correspond to the actual business performance of the company for various reasons, e.g., changes in the business environment and conditions.
The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with potential investments to the company. The company does not offer guarantee, expressed or implied, as to the accuracy or completeness of this presentation or the information contained herein; we do not assume liability for the information described in this presentation.
2025 Consolidated Business Performance 3
Despite recovery in Steel, OP declined due to weak performance in Rechargeable Battery Mtrls. and Construction; 2026 profits expected to grow with commercial-scale lithium production and non-profit asset sales

3
2025 Consolidated Business Performance
Despite recovery in Steel, OP declined due to weak performance in Rechargeable Battery Mtrls. and Construction;
2026 profits expected to grow with commercial-scale lithium production and non-profit asset sales
Income Revenue Operating Profit -+-OP Margin Ratio (KRWbil., %) Financial Structure Net Debt EBITDA -+- Net Debt Ratio (KRWbil., %)
YoY YoY
Revenue
8,063
Net Debt
63,593 7,376 +1,705
OP Margin Ratio Net Debt Ratio
.L.0.4%p
Operating Profit EBITDA
.6347 .L.17 4
- 2025 CAPEX: (Consolidated) KRW7.0 tril., (Separate) KRW1 .3tril.
Performance before lntercompany Transaction Adjustment
Revenue Operating Profit Net Profit
(KRWbillion)
2023 2024 2025 2023 2024 2025 2023 2024 2025
Consolidated Income 77,127 72,688 69,095 3,531 2,174 1,827 1,846 948 50431
Steel 63,539 62,201 59,411 2,557 1,637 1,960 1,241 691 1,154
POSC011 38,972 37,557 35,011 2,083 1,473 1,780 1,180 902 1,143
Overseas 20,494 20,713 19,663 194 39 91 6137 6149 6230
Rechargeable Battery Mtrls. 4,822 3,830 3,338 6161 6277 6441 6236 6635 6592
POSCO FUTURE M21 4,760 3,700 2,939 36 33 4 6231 37
Infrastructure 57,157 56,872 53,006 1,533 1,326 682 1,078 446 49
POSCO INTERNATIONAL21 33,133 32,341 32,374 1,163 1,117 1,165 680 503 637
POSCO E&C21 10,166 9,469 6,903 201 62 6452 117 51 6478
1) Separate 2) Consolidated, POSCO INTERNATIONAL performance includes POSCO Energy
3) Introduction of Consolidated Tax Return in 2025 assessed deferred tax liability, registering a one-time non-cash corporate tax expense (+KRW 349 bil.)

「Safe Workplace」 Initiative Metrics and Update

4

LTIFR[1]

((No. of lost time injuries) x 1 mil./total hours worked)


Global steel industry[2]
POSCO HOLDINGS and affiliates[3]
0.85
0.85
0.85
0.74
0.54
0.68[4]
0.79
'22
'23
'24
'25

1) Lost Time Injury Frequency Rate 2) (Source) worldsteel, figures for '25 TBA
3) No. of companies: 24 domestic, 41 overseas (including relevant contractors)
4) Correction of '24 LTIFR (0.67 → 0.68): Recognized 2 additional cases and 1 lost workday added

Serious accidents

(No. of deaths)


Avg. of Global peers[5]
POSCO HOLDINGS and affiliates
7
9
9
4
7
14
2
9
5
9[6]
'20
'21
'22
'23
'24
'25

5) Average of top 5 global steelmakers(BF), China excluded
6) Q3 cumulative deaths is 5; reduced from 6 in the '25.Q3 data. (In accordance with OSH Act, one incident in July was removed from our tally on grounds that we were a client company that outsourced the construction project.)

Accident rate

(%, No. of accident victims[7]/No. of workers covered by Workers' Comp× 100)


Korean companies[8]
POSCO HOLDINGS and affiliates
0.65
0.66
0.67
0.09
0.1
0.14
0.15
'22
'23
'24
'25

7) No. of workers removed from work for 1 day or more
8) (Source) Ministry of Employment and Labor

Safety

Enhanced safety system

- Established 'Group Safety Special Assessment TF' under CEO and launched POSCO Safety Solution for safety consulting ('25.9)
- Offered safety techniques practiced by global safety solution firms (SGS, DSS+) and provided consulting services to contractors; outside supervisory organizations performed unscheduled third-party inspections, in addition to legally mandated audits
- Redefined safety KPIs *(Safety management) Management evaluation weight was increased from 1.5-3.8pts to 10 pts across the board

Increased employee participation

- Guaranteed workers' rights *(right to know) expanded disclosure of accident cases and safety information, (right to participate) established and operated occupational safety and health committee for subcontractors, (right to stop operation) ensured workers' right to stop work and provided operational guidelines
- Introduced an active disaster-prevention process that applies the 'act first, report later' rule, expanded safety hotline channels
- Utilized the occupational safety and health committee comprised of the union and the management to make decisions on safety policy

Enhanced operability on the ground

- Upward adjusted safety skills and awareness among regular employees and contractors *Operated POSCO group 'Safety Academy' and expanded training to include 151 major service providers, 63 subcontractors and local SMEs
- Strengthened accident prevention activities using Industry 4.0 technologies, i.e., AI CCTV/AI risk assessment
- Provided stronger support programs for vulnerable groups, e.g., foreign and/or senior workers
  * Break down language barriers, gradually expand Healthy Work policies (blood pressure, sugar levels), implement stronger rest rules against extreme temperatures

1 Société Générale de Surveillance: Based in Geneva, Switzerland, SGS is second to none in safety inspection, verification, testing, certification service and occupational safety consulting, having earned credibility worldwide.
2 DSS+, formerly known as DuPont Sustainable Solutions was the consulting arm of DuPont; it is a global strategy and operation consulting firm with world-class knowhow in occupational safety, operational efficiency and ESG management.

Key Business Activities

5

In Steel, strengthen domestic operations by driving decarbonization technology and high-margin products; establish JVs overseas to implement end-to-end localization strategy

Steel

Decarbonization

- Begin HyREX demo plant construction in Pohang (operational in '28) and run Gwangyang EAF (2.5 Mt, June~) to offer timely response to carbon-reduced steel demand

Profitability and differentiation strategy

- Seek unparalleled competence in Energy and Mobility, our two strategic pillars, by building specialized capacity at each steelworks
  - Pohang Works: Demonstrate 'model energy mill' by driving innovation in hydrogen, LNG, and power grids (Plates for energy, STS for new energy, PosMAC for solar panels, e-steel for power)
  - Gwangyang Works: Seize 'specialized mill for new mobility' position to model future mobility by innovating carbon-reduced steelmaking (Giga Steel, Hyper NO, high manganese steel, EAF premium steel)
- Cost Innovation 2030 leverages technology to cut structural cost: saving *KRW* 0.5 tril. in fixed costs in 2025, targeting *KRW* 0.4 tril. in 2026
  - Streamline group-wide operating costs, e.g., optimized power generation and recovery, streamlined logistics and purchasing

Overseas expansion

- Diversify strategic bases in North America to respond to trade and logistical risks, enhance local market dominance by building a 'Global Multi-site Response System'

[EAF integrated steelworks in Louisiana, USA]


Louisiana JV
POSCO-Mexico

- Use off-take volume to respond to NA automaker demand and provide stable supply to P-Mexico
- With a 20% equity participation in the total investment of $5.8 billion, our financial burden remains limited
  * capital:debt= 50:50
- Discussions ongoing for cooperation in Rechargeable Battery Mtrls. supply chain and development of next generation materials

[Strategic Collaboration with Cleveland-Cliffs, USA]


Cleveland Cliffs

- Generate synergy by combining POSCO's global network and Cleveland-Cliffs' local production assets
  → Fortify global supply capability to secure leverage in negotiations with auto OEMs.
- Capture the North American high-value-added automotive steel sheets market by converging the technology and marketing prowess of both companies.

- Enter high-growth market by building a 6 Mt integrated steel mill through JV partnership with JSW, India's No.1 steelmaker

[Integrated steelworks JV, India]


India integrated steelworks JV

- Establish a 50:50 JV with equal board representation by each company
- Business partnership in renewable energy to power the steelworks (solar and wind)

Key Business Activities

6

In 2026, POSCO-Argentina to begin commercial-scale lithium production; Australian mines to contribute to profits in 2H

Recharge-able Battery Mtrls.		
	Lithium	· [P-Argentina] Complete ramp-up to begin generating profit under full production - Phase 1 to speed up normalization through facility optimization and enhanced operational knowhow: Ramp-up utilization rate to 60% by Mar-end., 70% by Jul-end, and reach full operation from Q3 - Phase 2 construction set to complete in Q4 '26 : Includes facility construction, brine pond permit, recharge & evaporation schedule · [P-PLS] Diversify customer portfolio & enhance operation efficiency - Diversify customer base : Domestic and North America-focused→ new global top-tier auto OEMs - Enhance profitability: Secure low-cost raw materials and improve yield · [Australia Mineral Resources JV] Demonstrate investment impact & accelerate business synergy - Invest & drive performance: Shares acquisition within 1H; equity pick-up within 2H. Initiate raw materials off-take - Profit-generating operation: Leverage rising spodumene price momentum triggered by vigorous ESS demand to stabilize the mining and resulting smelting businesses · [R&D] Construction of Direct Lithium Extraction (DLE) Pilot Demo Plant - Launch construction of DLE demo plant (in Utah, USA) to model application to low-density brine lakes in the US and Chile
	CAM/AAM	· [P-FUTURE M] Build mass production system for timely response to North America's LFP demand and plan phased expansion - Early market entry: Make early investment/market entry timed to the NCM to LFP line conversions and clients' LFP cell production schedules - Scale-up production: JV(CNP New Material Technology) established to offer reliable raw materials supply chain, with plans to expand by 50 Ktpa.
	Recycling	· [P-HYCM] Transition to EBITDA profit & stable operations - Maintained 95%+ utilization rate from Q3 2024; EBITDA profits sustained from October 2025.
	Solid-state Battery	· Strengthen client partnership that use cathode protective coating technology in the solid-state battery and seize next-generation growth momentum through strategic investment in Factorial Energy (US solid-state batterymaker) · "Sulfide-based solid electrolyte mass synthesis" commercial technology jointly developed by POSCO JKSS – KERI makes the Top 100 Excellent R&D List (Dec. '25)

7

Portfolio Management Update

73 projects completed ('24~'25), generating *KRW* 1.8 tril. in cash with progress rate of 57%;
55 projects remain to generate an additional *KRW* 1 tril. between '26~'28 *Based on cash collected; *KRW* 102.5 bil. demolition cost not included

***Revised upward from original plan to dissolve 126 projects to generate KRW 2.6 tril. ('24-'27)**

Project Scope	128 projects including 28 under-performing projects and 100 non-core assets
2025 Performance	28 projects completed, generating *KRW* 1.1 trillion (45 projects, *KRW* 0.7 tril. in 2024)

Steel 6 divestment projects, *KRW* 78.7 bil. cash inflow
- POSCO, sale of land ownership in Pohang City and equity stocks
- P-CDPC (Processing center in Chengdu, China), sale of Plant 1
- POS-Hyundai, sale of equity shares

Rechargeable Battery Mtrls. 3 divestment/ liquidation projects, *KRW* 155.8 bil. cash inflow
- POSCO HOLDINGS, liquidation of P-CNGR Nickel Solution and recovery of residual assets
- POSCO FUTURE M, sale of P&O Chemical shares and CAM plant in Gumi

Infra. 17 divestment/liquidation projects, *KRW* 405.6 bil. cash inflow
- POSCO INTERNATIONAL, sale of coal power plant shares Mong Duong II in Vietnam, liquidation of West Kamchatka subsidiary in Russia, sale of Rice Processing Center in Myanmar, partial sale of textile subsidiary in Uzbekistan.
- POSCO E&C, sale of modular business, Chungju R&D center, Vietnam subsidiary and Dalian subsidiary in China, liquidation of subsidiary in the Philippines, received payment for sale of Accoshin logistics center
- POSCO DX, sale of DR business

Others 2 divestment projects, *KRW* 469.3 bil cash inflow
- POSCO HOLDINGS, sale of equity stocks, e.g., NSC.

Remaining Goal	Generate *KRW* 1 tril. In cash by consolidating 55 assets from 2026 to 2028 ※ Divestment of PZSS and QPSS will be completed by '26 Q1

CAPEX

8

[2025] Investment optimized as phase 1 Rechargeable Battery Mtrls. projects entered final stage (*KRW* 7 tril.)
[2026] CAPEX will temporarily increase due to upstream Steel (overseas) investment added to previously committed lithium asset purchases


CAPEX
KRW 8.6 tril.
KRW 9.0 tril.
KRW 7.0 tril.
KRW 11.3 tril.
Steel
Rechargeable Battery Mtrls.
Infrastructure
Others
(Ratio, %)
0.1
0.9
3.6
3.8
0.4
1.2
4.0
3.4
0.4
1.7
2.2
2.7
0.4
1.5
2.6
6.8
2023
2024
2025
2026(E)
Other
4%
Infrastructure
13%
Rechargeable Battery Mtrls.
23%
Steel
60%

2026 Major Investments

Steel	· (Overseas) Investment in Steel (overseas), including integrated steel mill JV in India and joint EAF construction in the US · (Domestic) To build HyREX testing facility, EAF and thick plates welding plant for offshore wind
Rechargeable Battery Mtrls.	· Acquisition of shares in Mineral Resources lithium assets in Australia ('26 1H, approx. *KRW* 1.0 tril.); POSCO-Argentina's acquisition of LIS lithium asset('26 1Q, approx. *KRW* 0.1 tril.); DLE Demo Plant in Utah, USA; POSCO-Argentina (upstream Phase 2); PLS (downstream Phase 2); CAM phase 5; spheroidized annealing plant; artificial graphite Phase 1
Infrastructure	· Acquisition of Sampoerna Agro (an Indonesian palm company), Myanmar gas field Phase 4, Gwangyang LNG Terminal 2

POSCO
Production/Sales
Income
Despite price decline, OP climbed on cost drops in raw materials and production
Selling price (carbon steel)
‘24) KRW985K/t ’25) KRW926K/t (L59)
* ‘25. 03) KRW 911,000 /ton 04) KRW920,000 KRW/ton
‘24) 100 ’25) 83.8 (L16.2)
* ‘25. 03) 100 04) 103.2
[‘25. Q4] Despite QoQ price increase, profits fell due to raw materials cost hikes and declines in production/sales volume resulting from plant repairs
Expenses
LNG unit price hike drives up cost of energy & refurbishment
- LNG unit cost ‘24) 494 ’25) KRW 633/Nm3

Steel (overseas)
PT. Krakatau POSCO (Indonesia) Revenue Operating Profit (KRWbil.) PZSS (China) Revenue Operating Profit (KRW bil.)
POSCO Maharashtra (India) Revenue Operating Profit (KRW bil.) PY VINA (Vietnam) Revenue
Despite global market decline, OP improved on optimized sales strategy and cost-cutting efforts
[PT.KP] Sizeable YoY profit gains on high-profit Europe-bound exports and improved cost, regardless of low-priced Chinese products and business slowdown
[P-MH] Parallel rise in revenue and OP based on YoY sales volume increase ( + 170Kt) and greater ratio of automotive steel sold
Operating Profit (KRWbil.)
[PY VINA] Despite continuing construction market recession in Vietnam/Korea, OP shifts to profit, driven by stronger raw materials control and improved key steelmaking performance indicators
* [PZSS] With corporate merger approval in China (Dec. 16, 2025) and divestment procedures underway, PZSS will be removed from 2026 consolidated accounting

POSCO FUTURE M
Income
Revenue & OP by Segment
(KRWbil.)
Revenue Operating Profit -+- OP Margin (KRWbil., %)
YoY
2023 2024 2025 YoY
2023 Revenue
Re venue 4,760 3,700 2,939 Lo.761
6. 761
Energy Material 3,362 2,340 1,574 Lo.766
2024
Operating Profit
+ 32 Base Material 1,398 1,360 1,365 +5
OP Margin Operating Profit 36 33 +32
2025 + 1.1%p Energy Material Lo.12 Lo.37 Lo.37
Base Material 48 38 70 +32
Energy Material : While EV demand slowdown lowered revenues, loss has been controlled through cost-cutting measures that include improved efficiency
[CAM] YoY revenue declined resulting from lower selling price (YoY .6.18%) driven by weak lithium price and lower sales volume affected by discontinued US EV subsidies (Sept. ‘25)
[AAM] Profit suffered due to low-priced Chinese products that curbed sales volume and accounting of provision for inventory loss of artificial graphite anodes now in full production
Base Material : YoY OP rose based on improved 1H chemical products margin spread and higher lime selling price

POSCO International
Income Revenue Operating Profit -+- OP Margin
Revenue & Operating Profit by Segment
(KRWbil., %)
(KRWbil.)
YoY
2023 2024 2025 YoY
2023 Revenue
Re venue 33,133 32,341 32,374 +33
+33
Energy11 4,084 3,957 3,994 +37
2024 Operating Profit
+48 Steel Mtrls. Etc. 21 29,049 28,384 28,380 1,,4
2025 OP Margin Operating Profit 1,163 1,117 1,165 +48
+O.1%p
Energy11 592 604 627 +23
Steel Mtrls. Etc. 21 571 513 538 +25
1) Consists of E&P(gas field s), LNG plant and terminal
2) Consists of steel, biomaterial (raw material, food s, industrial material), and consolidated accounting
Maintain robust profits with Senex Energy (Australia) production increase and acquisition of a palm oil business (Indonesia) as well as FX gains
[Senex] Performance enhanced by the production system that tripled production volume in October 2025 (+KRW36 bil, YoY)
[Myanmar gas field] Profit rose (+KRW 21 bil., YoY), resulting from increased sales volume (+8 Bcf) and positive FX impact (+KRW21 bil., YoY)
[Foods] Stronger global crude palm oil (CPO) market and acquisition of additional palm oil business (Sampoerna Agro) drove up profits (+KRW19 bil., YoY)
[Steel] Despite a slow market, profits grew (+KRW15 bil., YoY) on new sales made to Europe and other distant markets, as well as by FX gains in disparate currency transactions

POSCO E&C

13


Income
Revenue
Operating Profit
OP Margin
(KRW bil., %)
2023
10,166
201
2.0%
2024
9,469
62
0.7%
2025
6,903
△452
△6.5%
YoY
Revenue
△2,566
Operating Profit
△514
OP Margin
△7.2%p

Revenue & Operating Profit by Segment

(KRW bil.)

	2023	2024	2025	YoY
Revenue	10,166	9,469	6,903	△2,566
Plant	3,285	2,601	1,677	△924
Infrastructure	1,602	1,374	741	△633
Construction	5,045	5,519	4,294	△1,225
Consolidated Accounts	234	△25	191	216
Operating Profit	201	62	△452	△514
Plant	20	△161	△103	58
Infrastructure	19	△27	△376	△349
Construction	149	260	25	△235
Consolidated Accounts	13	△10	2	12

Large loss registered by one-off costs and bad debt write-offs

- Shinansan Line loss provisions*, additional cost from construction suspension, and bad debt expenses related to overseas projects

*Shinansan Line Construction Accident Investigation Committee to report findings in April, '26

New construction & plant contracts drive up new project orders to achieve + *KRW* 4.1 tril., YoY (vs. *KRW* 15.2 tril. in '25)

- [Construction] Record-breaking orders (+*KRW* 1.9 tril., YoY) driven by *KRW* 1 tril.+ large-scale (Seoripul, Seongnam Eunhaeng Jugong) and non-residentials projects, e.g., data center
- [Plant] Exceeded goal (+*KRW* 2.5 tril.) with strong performance in the energy sector, including Thailand Gulf LNG and upgrade in Pohang LNG power generation
- [Infrastructure] Fell short of goal (△ *KRW* 0.3 tril., YoY) due to 2H bid entry limitations

Summarized Consolidated Income Statement 14
(KRW billion)
2023 2024 2025
Category
YoY
Revenue 77,127 72,688 69,095 .6.3,593
Gross Profit 6,417 5,413 5,166 .6.247
(Gross Margin) 8.3% 7.4% 7.5% 0.0%
SG&A 2,885 3,239 3,339 100
Operating Profit 3,531 2,174 1,827 .6.347
(Operating Margin) 4.6% 3.0% 2.6% .6.0.3%
Profit Before Tax 2,635 1,251 1,107 .6.144
Net Profit 1,846 948 504 .6.443
Net Profit Attributable to Controlling Interest 1,698 1,095 658 .6.437
EBITDA 7,376 6,158 5,984 .6.174
(EBITDA Margin) 9.6% 8.5% 8.7% 0.2%
EPS (KRvV) 20,079 13,252 8,126 .6.3,343
No. of Outstanding Shares
84,571 82,624 80,933 ..6.1,691

Summarized Consolidated Balance Sheet 15
(KRW billion)
2023 2024 2025
Category
YoY
Current Assets 46,212 44,030 43,848 .6.182
Cash Balance* 17,907 14,802 15,593 791
Accounts Receivable 11,015 10,822 11,198 376
Inventories 13,826 14,143 13,624 .6.519
Non-Current Assets 54,733 59,374 61,709 2,334
Tangible Assets 35,206 39,847 42,293 2,446
Intangible Assets 4,715 4,775 5,494 719
Other LT Financial Assets 2,708 2,572 3,061 489
Total Assets 100,945 103,404 105,192 1,788
Liabilities 41,281 41,954 42,815 861
Current Liabilities 21,862 22,780 23,132 352
Non-Current Liabilities 19,420 19,174 19,683 509
~ Total Interest-Bearing Debt 25,970 25,997 28,492 2,495
Shareholders’ Equity 59,664 61,450 62,378 928
Controlling Interest 54,181 55,394 55,730 336
Net Debt 8,063 11,195 12,900 1,705
Net Debt to Equity 13.5% 18.2% 20.7% 2.5%
*Cash Balance represents Cash and Cash Equivalents and Short-term Financial Instruments posco HOLDINGS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 29, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President